November 15, 2022TSX: SAM

STARCORE ANNOUNCES

2nd Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or “the Company”) announces production results for the second 2023 fiscal quarter ended October 31, 2022, at its San Martin Mine (“San Martin”) in Queretaro, Mexico.

We experienced a decrease in production from the previous quarter (2023- Q1) due to a 40% decrease in silver grade, and a 14% decrease in the gold grade. The main issue in this was a delay in development towards areas of better grade that we previously identified as result of the exploration carried out this year.

During the quarter, we drilled an additional 3,547 meters (of DDH) with some very positive values of gold and silver. This exploration has focused on the extensions of the two main areas of San martin mine, which includes the San martin vein and the high-grade ore bodies, Cuerpo 28 to Cuerpo 33, where we have engaged a new drilling contractor beginning in September. Overall, we have drilled  52% more metres than in the previous quarter in San Martin.

“Since the Company is focusing a large amount of its resources to exploration in order to further define the deposit, this may result in a decrease in production from time to time,” clarified Robert Eadie.  “This does not reflect the current status of the mine.”

“We expect the decreases in production that we are experiencing to be temporary and our strategy of producing profitable ounces day by day is ongoing," stated Salvador Garcia, Chief Operating Officer of the Company.

San Martin Production Q2 2023 Q1 2023Q/Q Change YTD 2023 YTD 2023Y/Y Change Ore Milled (Tonnes)57,16555,2633%112,428112,347 0%Gold Equivalent Ounces2,4522,925 -16%5,3775,676 -5%Gold Grade (Grams/Ton)1.461.70 -14%1.581.60 -1%Silver Grade (Grams/Ton)12.8321.29 -40%16.9921.87- 22%Gold Recovery (%)87.1489.43 -3%88.3688.08 0%Silver Recovery (%)47.8649.13 -3%48.6453.53 -9%Gold: Silver Ratio88.4685,9886.9072.17

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long-term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL

MINES LTD.

(Sgd.) “Robert Eadie”

Robert Eadie, Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE

Investor Relations

Telephone: (604) 602-4935 x 205

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.